News Release
February 3, 2014

Cash Store Financial releases first quarter financial results

EDMONTON, February 3, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or "the Company") (TSX: CSF; NYSE: CSFS) today released financial results for the three months ended December 31, 2013. Summary financial tables are included with this release.

Results conference call and webcast details

Tuesday, February 4, 2014 at 9:00 a.m. EST (7:00 a.m. MST).
1-888-231-8191 ID #38529606.
http://cnw.ca/B8g29

A replay of the conference call will be available until February 11, 2014, by dialing toll-free 1-855-859-2056 and providing the conference ID #38529606.

Selected financial information for the three months ended December 31, 2013:

•	Loan fees were $36.9 million compared to $39.5 million in the fourth quarter and $38.0 million in the same quarter last year.

•	Loan volume was $196.8 million compared to $199.8 million in the fourth quarter and $203.5 million in the same quarter last year.

•	Total revenue was $45.2 million compared to $48.3 million in the fourth quarter and $49.5 million in the same quarter last year.

•	Same branch revenue was $83,000 compared to $105,000 in the fourth quarter and $91,000 in the same quarter last year.

•	Sales expenses were $27.6 million compared to $28.1 million in the fourth quarter and $26.8 million in the same quarter last year.

•	Adjusted EBITDA was $4.2 million, up from $2.5 million in the fourth quarter and down from $9.2 million in the same quarter last year.

•	Diluted loss per share of $0.43 compared to a loss of $1.29 in the fourth quarter and as loss of $0.10 in the same quarter last year.

“The first quarter marked the kick off of our strategic and tactical plan,” said Gordon Reykdal, CEO. “For the remainder of the fiscal year we remain focused on improving our overall financial results through revenue growth and corporate expense reductions. The success of these initiatives, combined with our recent improvements in branch operating margins, will be instrumental in the Company's return to profitable growth."

"We are also focused on ensuring the Company's compliance with new regulatory requirements in Ontario which, effective February 15, 2014, will require that the Company have licenses pursuant to the Payday Loans Act. These licenses will again enable the Company to offer payday loans in Ontario."

On December 12, 2013, the Company filed its annual report for the year ended September 30, 2013 on Form 20-F with the SEC. The Form 20-F, including the audited financial statements included therein, is available at http://www.csfinancial.ca. Hard copies of the audited financial statements are available free of charge on request by calling (780) 408-5110 or writing to:

Attn: Investor Inquiries
The Cash Store Financial Services Inc.
15511-123 Avenue
Edmonton, Alberta, Canada, T5V 0C3

About Cash Store Financial
Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 509 branches across Canada under the banners “Cash Store Financial”, “Instaloans” and "The Title Store". Cash Store Financial also operates 26 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,850 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or
Craig Warnock, CFO, at 780-732-5683

Forward-Looking Information
In order to help investors understand the Company’s current results and future prospects, this new release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to: information with respect to our objectives, strategies, operations and financial results, competition; initiatives to grow revenue or reduce retention payments and other costs and the quotation from Mr. Reykdal, CEO.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties” in our annual MD&A filed on www.sedar.com and under the heading "Risk Factors" in our annual report on Form 20-F filed with the SEC in the United States.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Non GAAP Measures
Throughout this news release, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results.The non-U.S. GAAP measures mentioned in this news release, along with the way in which management calculates them, are defined below.

•
Same Branch Revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.

•
EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) and comprehensive income (loss).

The interest component of retention payments line item presented on the Adjusted EBITDA reconciliation is intended to help investors to determine the Company's EBITDA under a scenario where funds provided by third-party lenders to lend to consumers were considered to be debt financing to the Company. The amount is calculated based on the total funds provided by third-party lenders multiplied by a rate of 17.5% per annum.

•	Working Capital is calculated as current assets less current liabilities.

Selected First Quarter Information

		Three Months Ended
($000s, except for per share amounts, number of loans and branch count)		Dec 31, 2012	Dec 31, 2013	% Change
Consolidated Results
No. of branches	Canada	511	510	—%
	United Kingdom	25	27	8%
		536	537	0%

Loan volume	Direct	$180,599	$113,363	(37)%
	Brokered	22,864	83,413	265%
		203,463	196,776	(3)%
Revenue
Loan fees		$38,018	$36,861	(3)%
Other income		11,485	8,385	(27)%
		49,503	45,246	(9)%

Sales expenses
Salaries and benefits		14,462	15,167	5%
Rent		4,434	4,473	1%
Selling, general and administrative		4,969	4,879	(2)%
Advertising and promotion		1,369	1,537	12%
Depreciation of property and equipment		1,560	1,583	1%
		26,794	27,639	3%

Provision for credit losses		9,254	5,499	(41)%
Retention payments		1,769	4,365	147%
Corporate expenses		6,745	8,375	24%
Interest expense		4,603	4,787	4%
Other depreciation and amortization		2,172	2,126	(2)%
Income before income taxes		$(1,834)	$(7,545)	311%
Net income (loss) and comprehensive income (loss)		(1,702)	(7,470)	339%
EBITDA		6,501	951	(85)%
Adjusted EBITDA		9,152	4,165	(54)%
Weighted average number of shares outstanding - basic		17,542	17,572	1%
- diluted		17,542	17,572	1%
Basic earnings (loss) per share		$(0.10)	(0.43)	330%
Diluted earnings (loss) per share		(0.10)	(0.43)	330%
Consolidated Balance Sheet Information
Working capital		59,886	42,385	(29)%
Total assets		203,390	176,255	(13)%
Total long-term financial liabilities		129,754	142,882	10%
Total long-term liabilities		137,233	149,005	9%

Summary of Quarterly Results

($000's, except for per share amounts and branch figures)		2012			2013				2014
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Consolidated Results
No. of branches	Canada	569	529	511	511	513	510	510	510
	United Kingdom	25	25	25	25	25	27	27	27
		594	554	536	536	538	537	537	537

Loan volume	Direct	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244	$119,534	$113,363
	Brokered	70,543	11,376	12,183	22,864	59,272	78,958	80,277	83,413
		191,030	199,861	207,210	203,463	186,322	192,202	199,811	196,776

Revenue
Loan fees		$30,545	$36,204	$38,353	$38,018	$37,268	$37,657	$39,487	$36,861
Other income		11,544	12,454	12,464	11,485	9,389	8,671	8,790	8,385
		42,089	48,658	50,817	49,503	46,657	46,328	48,277	45,246
Sales expenses
Salaries and benefits		17,672	16,493	14,921	14,462	14,325	14,902	14,964	15,167
Rent		4,911	4,719	4,548	4,434	4,457	4,343	4,998	4,473
Selling, general and administrative		6,406	5,725	4,971	4,969	5,076	5,733	4,671	4,879
Advertising and promotion		1,063	1,212	1,215	1,369	1,437	1,693	1,808	1,537
Depreciation of property and equipment		1,785	1,675	1,607	1,560	1,568	1,589	1,649	1,583
		31,837	29,824	27,262	26,794	26,863	28,260	28,090	27,639
		10,252	18,834	23,555	22,709	19,794	18,068	20,187	17,607

Provision for credit losses		10,798	10,104	9,434	9,254	7,289	7,587	12,477	5,499
Retention payments		2,271	554	586	1,769	1,665	2,444	5,781	4,365
Corporate expenses		6,626	5,394	5,706	6,745	9,247	8,602	13,548	8,375
Interest expense		3,068	4,536	4,566	4,603	4,644	4,660	4,676	4,787
Branch closures costs		—	908	666	—	—	24	99
Impairment of property and equipment		3,017	—	408	—	—	522	714	—
Expense to settle pre-existing relationships with third-party lenders		36,820	—	—	—	—	—	—	—
Other depreciation and amortization		1,503	1,770	2,117	2,172	1,994	2,796	2,349	2,126
Net income (loss) before income taxes		(53,851)	(4,432)	72	(1,834)	(5,045)	(8,567)	(19,457)	(7,545)
Taxes		(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850	(75)
Net income (loss) and comprehensive income (loss)		$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)	$(22,307)	$(7,470)
EBITDA		(47,495)	3,549	8,362	6,501	3,161	478	(10,783)	951
Adjusted EBITDA		721	5,516	10,066	9,152	6,681	4,673	2,494	4,165
Basic earnings (loss) per share		$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)	$(0.43)
Diluted earnings (loss) per share		$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)	$(0.43)

EBITDA and Adjusted EBITDA Reconciliation

	2012			2013				2014
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Consolidated Results
Net income (loss) and comprehensive income (loss)	(41,160)	(3,571)	249	(1,702)	(4,280)	(6,894)	(22,307)	(7,470)
Interest expense and other interest	3,068	4,536	4,566	4,603	4,644	4,660	4,676	4,787
Income tax	(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850	(75)
Depreciation of property and equipment and amortization of intangible assets	3,288	3,445	3,724	3,732	3,562	4,385	3,998	3,709
EBITDA	(47,495)	3,549	8,362	6,501	3,161	478	(10,783)	951
Adjustments:
Stock-based compensation	193	189	158	145	119	99	76	423
Expense to settle pre-existing relationships with third-party lenders	36,820	—	—	—	—	—	—	—
Impact of change in estimation methodology and other one-time additions to the provision for credit losses	3,091	—	—	—	—	—	5,218	—
Branch closures costs	—	908	666	—	—	24	99
Impairment of property and equipment	3,017	—	408	—	—	522	714	—
Revenue impact related to transitioning to a direct lending model	3,210	316	—	—	—	—	—	—
Expenses related to restatements of previously issued financial statements	—	—	—	904	125	589	—	—
Expenses related to the special investigation	—	—	—	—	1,666	326	—	—
Impairment of January 31, 2012 acquired loan portfolio	—	—	—	—	—	1,010	—	—
Provision on aged receivables from a vendor	—	—	—	—	—	—	4,807	—
Employee Severance Costs	—	—	—	—	—	—	466	75
Regulatory penalties and compliance orders	—	—	—	—	—	—	—	873
Effective interest component of retention payments	1,885	554	472.316	1,602	1,610	1,625	1,897	1,843
Adjusted EBITDA	721	5,516	10,066	9,152	6,681	4,673	2,494	4,165